

August 28, 2009

Mr. Ray Salomon
Chief Financial Officer, ECO2 Plastics, Inc.
P.O. Box 760
Riverbank, CA 95367

Re: **ECO2 Plastics, Inc**
              Form 10-K/A for the year ended December 31, 2008
              File No. 033-31067

Dear Mr. Salomon:

        We have reviewed your filings and have the following comments. We have limited our review to only disclosures related to Sarbanes-Oxley Rule 404. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

From 10-K/A for the year ended December 31, 2008

Item 9A. Controls and Procedures

1. We note that your CEO and CFO concluded that your disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by you in the reports that you file or submit under the Exchange Act. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedure are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may revise future filings to simply state that your disclosure controls and procedures are effective or ineffective without providing the definitions.

2. Additionally, we note that your officers have determined that your disclosure controls and procedures were effective while your assessment of internal control over financial reporting identified material weaknesses. Please help us understand how you were able to determine your disclosure controls and procedures were effective given the material weaknesses identified.

3. In future filings include management's assessment of the effectiveness of your internal control over financial reporting for *only* the end of the most recent fiscal year end as required by Item 308(a)(3) of Regulation S-K.

Exhibits 31.1 and 31.2

4. We note your reference to being a 'small business issuer' and we note that your exhibit 31.2 only includes two paragraphs under number four. Please amend your filing to include certifications that are appropriately worded in accordance with Item 601(31) of Regulation S-K.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief